Wells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, CA 94105

December 18, 2006

VIA EDGAR

Ms. Sheila Stout

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Stout:

Re:	Wells Fargo Master Trust
Responses to SEC Comments on Forms N-CSR filed August 9, 2006 and December 7, 2005

Thank you for your verbal comments of Thursday, November 9, 2006 to the financial statements for certain portfolios (the “Portfolios”) within the Wells Fargo Master Trust filed on Forms N-CSR on August 9, 2006 and December 7, 2005. This correspondence provides responses to your comments and suggestions regarding those filings from Wells Fargo Funds Management, LLC (“Funds Management”) as administrator to the Portfolios. For your convenience, your comments are summarized in boldface type below immediately followed by Funds Management’s responses.

Form N-CSR filed August 9, 2006

on behalf of

Inflation-Protected Bond Portfolio

Managed Fixed Income Portfolio

Stable Income Portfolio

Total Return Bond Portfolio

For fiscal year ended May 31, 2006

1.	Portfolio of Investments – Inflation-Protected Bond Portfolio

Comment: Per the AICPA Audit and Accounting Guide – Audits of Investment Companies Section 7.11, disclosure relating to repurchase agreements should include the following information: (a) parties to the agreement, (b) the date of the agreement to repurchase, (c) the interest rate, (d) the total amount to be received upon repurchase, and (e) a brief description of the nature and terms of the collateral. Please provide such disclosure going forward.

Response: In cases where a portfolio directly purchases or enters into repurchase agreements, Funds Management typically provides information responding to all factors noted above. (See “Portfolio of Investments” for Total Return Bond Portfolio for example, under the category “Repurchase Agreements”.) However, the Inflation-Protected Bond Portfolio does not have any repurchase agreements into which it has directly entered and therefore the Portfolio does not have access to all of the information above (namely letter “e”). Rather, the repurchase agreements are purchased as collateral for loaned securities and therefore categorized as “Collateral Invested in Other Assets.” These repurchase agreements were purchased by the Portfolios’ lending agent—Wells Fargo Bank, Securities Lending Group—which is not part of Funds Management. Accordingly, Funds Management does not have access to the “nature and terms of the collateral.”

2.	Portfolio of Investments – Inflation-Protected Bond Portfolio

Comment: Please consider disclosing the year-end yield rate for money market fund holdings. Although this is not required, many fund families provide this information.

Response: We will consider adding this suggested disclosure in future financial statements.

3.	Portfolio of Investments – Total Return Bond Portfolio

Comment: Please confirm that the 19.8% of assets invested in collateralized mortgage obligations falls under the Portfolio’s ability to invest “at least 80% of the Portfolio’s net assets in inflation-protected debt securities issued by the U.S. Treasury, U.S. Government agencies or government-sponsored entities” rather than considered to be within the “25% of the Fund’s total assets in asset-backed securities” as discussed in the Portfolio’s prospectus.

Response: We have confirmed that the Portfolio’s investments in collateralized mortgage obligations falls within the “80% of the Portfolio’s net assets in inflation-protected debt securities issued by the U.S. Treasury, U.S. Government agencies or government-sponsored-entities.”

4.	Statements of Assets and Liabilities – All Portfolios

Comment: If any part of the cash is considered to be “restricted” cash, please disclose that fact and separate the restricted cash from the other cash in the Statement of Assets and Liabilities.

Response: Because we segregate securities rather than cash, we do not have any restricted cash. Accordingly, this comment is not applicable.

5.	Statements of Operations – Inflation-Protected Bond Portfolio and Total Return Bond Portfolio

Comment: Please footnote each Portfolio’s inception date and the time period covered by the Statements of Operations.

Response: Although we typically do provide each Portfolio’s inception date and indicate the time period covered by the Statements of Operations, we inadvertently omitted such disclosure in this particular report. We will be sure to include such information going forward.

6.	Notes to Financial Statements – All Portfolios

Comment: Please disclose whether any of the expense waivers in place are contractual or voluntary.

Response: Going forward, we will be sure to clearly indicate that the adviser is contractually committed to waiving expenses for a certain period of time.

Form N-CSR filed December 7, 2005

on behalf of

C&B Large Cap Value Portfolio

Disciplined Growth Portfolio

Equity Income Portfolio

Equity Value Portfolio

Index Portfolio

Inflation-Protected Bond Portfolio

International Core Portfolio

International Growth Portfolio

International Index Portfolio

International Value Portfolio

Large Cap Appreciation Portfolio

Large Company Growth Portfolio

Small Cap Index Portfolio

Small Company Growth Portfolio

Small Company Value Portfolio

For fiscal year ended September 30, 2005

7.	Portfolio of Investments – C&B Large Cap Value Portfolio

Comment: Please review the figures reflecting the unrealized appreciation and unrealized depreciation. They do not appear to add up correctly.

Response: We have reviewed the figures and determined that we inadvertently transposed two digits. The net unrealized depreciation should read $842,150, rather than $824,150.

8.	Notes to Financial Statements – Index Portfolio

Comment: The schedule depicting Wells Fargo affiliates required by Rule 12-14 of Regulation S-X appears to be missing.

Response: We will add the required disclosure in future reports.

9.	Portfolio of Investments – International Index Portfolio

Comment: Please confirm the figures reflecting the unrealized appreciation and unrealized depreciation. These figures do not appear to reconcile to the book market value.

Response: Per our calculations, the cost for federal income tax purposes is $144,894,103 + net appreciation of $24,114,212 = market value of investment securities of $169,008,315. This appears to reconcile correctly and is consistent with the current disclosures.

10.	Notes to Financial Statements — International Index Portfolio

Comment: (a) The Notes to Financial Statements indicate that there are outstanding futures contracts, but the Portfolio of Investments does not reflect collateral for those futures. Please explain the discrepancy.

(b) The Notes to Financial Statements list certain forward contracts, but those contracts do not appear to tie to the unrealized balances in the Statements of Assets and Liabilities. Please explain the discrepancy.

Response: (a) The missing reference to collateral for the futures contracts in the Portfolio of Investments was an oversight and will be provided in future reports.

(b) It is our common practice to disclose receivables and payables for forward contracts when held by the Portfolios; however, in this particular case, we combined the amounts with the receivables for dividends and interest because we determined that these were actually “spot” contracts, not “forward” contracts. We were therefore incorrect in reflecting them in the Notes to Financial Statements as forward contracts at all.

11.	Notes to Financial Statements – All Portfolios

Comment: Please define what is meant by a “significant event” in the “Security Valuation” discussion.

Response: We will consider adding this information in future reports.

12.	Notes to Financial Statements – All Portfolios

Comment: Please disclose whether any of the expense waivers in place are contractual or voluntary.

Response: See response to number 6 above.

13.	Board Approval – All Portfolios

Comment: Please consider including the time period of Portfolio performance that the Board reviewed.

Response: We will consider adding this information in future reports.

Conclusion

The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Funds further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-396-8235.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By
Elaine E. Richards
Senior Counsel

cc:	Marco Adelfio
C. David Messman
Dennis D. Ross

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